

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 1, 2021

Kenneth T. Mills
President and Chief Executive Officer
REGENXBIO Inc.
9600 Blackwell Road, Suite 210
Rockville, MD

Re: REGENXBIO Inc.
Form 10-Q
Exhibit No. 10.2
Filed November 4, 2020
File No. 001-37553

Dear Mr. Mills:

We have concluded our assessment of your redacted exhibit for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance